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

The Board of Directors
Airgas, Inc.


We consent to the inclusion of our report dated October 19, 1995, with respect to the balance sheet of Capital Welding Supply Company (an S-Corporation) as of July 31, 1995, and the related statements of income, retained earnings and cash flows for the nine months then ended, which report appears in the Form 8-K of Airgas, Inc. dated November 28, 1995.

                                     BELL & COMPANY


November 28, 1995

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